POWER SPORTS FACTORY, INC.

6950 Central Highway

Pennsauken, NJ 08109

July 31, 2008

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Power Sports Factory, Inc.

(formerly Purchase Point Media Corp.)

SEC Comment Letter dated July 18, 2008

Form 10-K for the year ended December 31, 2007

Form 10-Q for the quarterly period ended March 31, 2008

File No. 0-25385

Dear Sir/Madam:

We are hereby requesting an additional 10 days to provide the responses of Power Sports Factory, Inc. (formerly Purchase Point Media Corp., the “Company”) to the comments set forth in your comment letter dated July 18, 2008 on the captioned filings under the Securities Exchange Act of 1934, as amended. The Company expects to file responses to the July 18, 2008 comment letter and to file amendments to its annual report on Form 10-K for the year ended December 31, 2007 and its quarterly report on Form 10-Q for the quarterly period ended March 31, 2008 within this additional 10-day period.

Sincerely,

/s/ Steven A. Kempenich
Steven A. Kempenich
Chief Executive Officer
Power Sports Factory, Inc.
(formerly Purchase Point Media Corp.)